SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D.C.

                                      FORM U-57

                    NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                          Filed under section 33(a) of the

                Public Utility Holding Company Act of 1935, as amended


                        GENERADORA ELECTRICA DEL NORTE, S.R.L.

                          (Name of foreign utility company)


                         INTERNATIONAL ENERGY PARTNERS, L.P.

                   (Name of filing company, if filed on behalf of
                            a foreign utility company)

          Item 1:
          ------

                    THE NAME AND ADDRESS OF THE ENTITY CLAIMING FOREIGN
                    ---------------------------------------------------
                    UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS AND
                    ------------------------------------------------
                    DESCRIPTION OF UTILITY FACILITIES:
                    ---------------------------------

               The name and address of the entity claiming foreign utility company status is GENERADORA ELECTRICA DEL NORTE, S.R.L. ("GENOR"), c/o International Energy Partners, L.P., 4800 Hampden Lane, Suite 600, Bethesda, Maryland 20814. Genor has been formed to develop, own and operate an electric generating facility (the "Facility") to be constructed in the Puerto Barrios Municipality, Department of Izabal, Republic of Guatemala. The Facility will have an electric generating capacity of 20 megawatts, to be expanded initially to 40 megawatts and may thereafter be expanded further to 60 megawatts or greater. It is expected that the electric energy generated by the Facility will be sold to industrial and wholesale customers in Guatemala.

                    TO THE EXTENT KNOWN, EACH PERSON THAT HOLDS FIVE
                    ------------------------------------------------
                    PERCENT OR MORE OF THE VOTING SECURITIES OF THE FOREIGN
                    -------------------------------------------------------
                    UTILITY COMPANY:
                    ---------------

               Energy Finance Partners of Central America, L.P., ("Energy Partners"), a Cayman Islands limited partnership, will own a 47.56% interest in Genor. Energy Partners is owned 7.727% by IEP Peru 1, L.L.C. ("IEP Peru"), a Delaware limited liability company and 92.273% by Con Edison Development Guatemala, Ltd. ("CEDG"), a Cayman Islands exempted company. The remaining 52.44% of Genor will be owned by Interamerican Power & Light Corporation, a Panama sociedad anonima.

               IEP Peru is a majority-owned subsidiary of International
          Energy Partners, L.P.   CEDG is a wholly-owned subsidiary of
          Consolidated Edison Development, Inc., which, in turn, is a wholly-owned subsidiary of Consolidated Edison, Inc. ("CEI"), an exempt public utility holding company under the Public Utility Holding Company Act of 1935, as amended.

          Item 2:
          ------

                    THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY
                    -------------------------------------------------
                    COMPANY, ITS HOLDING COMPANY AND THE PURCHASE PRICE
                    ---------------------------------------------------
                    PAID BY SUCH DOMESTIC PUBLIC-UTILITY COMPANY FOR ITS
                    ----------------------------------------------------
                    INTEREST IN THE FOREIGN UTILITY COMPANY:
                    ---------------------------------------

                    Consolidated Edison Company of New York, Inc. ("Con Edison") is a public-utility company operating in the State of New York and will be an associate company of Genor. Con Edison is a wholly owned subsidiary of CEI. No portion of the purchase price of Genor will be paid by Con Edison.

                                      EXHIBIT A

                    A Certification of resources and authority issued by the New York State Public Service Commission (which regulates the retail rates of Con Edison) has been previously filed with the Commission and is incorporated herein by reference.

                    International Energy Partners, L.P. has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                             /s/ Michael D. Hornstein
                            --------------------------------
                            Michael D. Hornstein, Esq.
                            Reid & Priest LLP
                            701 Pennsylvania Avenue, N.W.
                            Suite 800
                            Washington, D.C. 20004
                            (202) 508-4000

                            Attorneys for International Energy Partners, L.P.


          January 28, 1998